Via EDGAR Transmission

December 29, 2021

Morgan Youngwood

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tofla Megaline

Registration Statement on Form S-1

Filed October 22, 2021

File No. 333- 260430

Ladies and Gentlemen:

Set forth below are the responses of Tofla Megaline (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 18, 2021, with respect to the Company’s Registration Statement on Form S-1, File No. 333-260430, initially filed with the Commission on October 22, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1. Please revise to ensure your cover page complies with the current version of Form S-1, available on our website at https://www.sec.gov/files/forms-1.pdf. In this regard, please note that your cover page should include a checkbox indicating EGC status and a checkbox related to the extended transition period for complying with new or revised financial accounting standards.

Response:

The Company has updated the provision and added the checkbox.

2. We note that Mr. Angulo currently beneficially owns 100% of your common stock. Please revise the cover page to disclose Mr. Angulo’s expected voting power range following the offering and include a cross-reference to the related risk factor on page 9.

Response:

The Company has updated the cover page and the risk factor.

Because our sole officer and director might own more than…, page 10

3. On page 30, you state that you are a shell company. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Response:

The Company has updated the provision to indicate it is not a “shell company”. We are committed to implementing our business plan as described in the Prospectus. As of the date of this letter, the Company has established its presence in the global network by completing its website. The website serves for promotional purposes and is intended to educate potential users on products offered by Tofla Megaline. First expenses included website design development and launch of the website amounting to $6,325, as referred to in Financial Statements as of October 31, 2021. You can refer to it at https://tofla.top/. Following the business plan described in the Prospectus, the Company has purchased microprocessors designed to provide wireless communication between the robotic units and remote servers.

The management of the Company does not have plans or intentions to acquire or to be merged with an operating company, nor does our management or any of our stakeholders, have plans to enter into a change of control transaction.

4. Please revise the cover page to clarify, if true, that there is no minimum offering amount. Additionally, add risk factors discussing risks related to a lack of a minimum offering amount, such as the fact that no minimum amount of funds are assured and no liquidity may result from this offering.

Response:

The Company has updated (added) the (requested) provision.

We are not required to raise a minimum amount in this Offering…, page 12

Risk Factors

Because our sole officer and director will only be devoting limited time..., page 10

5. Please revise here to disclose the amount of time that Mr. Angulo will be devoting to the company.

Response:

The Company has updated the requested provision and indicated the amount of time Mr. Angulo will be devoting to the Company.

As an “emerging growth Company” under the jobs act..., page 11

6. Please update your disclosure on pages 12 and 18 to reflect that the current revenue threshold for an EGC is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

Response:

The Company has updated the requested disclosures in accordance with the definition of Emerging Growth Company in Rule 405 under the Securities Act.

Due to the lack of a trading market for our securities..., page 13

7. You state here that you cannot guarantee that your application to have your common stock quoted on the OTCQB will be accepted or approved and your common stock listed and quoted for sale. As your common stock will not be "listed" even if it is accepted for quotation on the OTCQB, please revise to delete the reference to your common stock being "listed."

Response:

The Company has updated the provision.

Director Independence, page 28

8. You reference certain Nasdaq listing requirements here. Please remove these references as you are not applying to list your common stock on Nasdaq.

Response:

The Company has updated the provision.

Security Ownership of Certain Beneficial Owners and Management, page 29

9. You state that the beneficial ownership table is as of July 31, 2021. Please revise so that the table is as of the most recent practicable date. See Item 403 of Regulation S-K.

Response:

The Company has updated the beneficial ownership table.

Exhibits

10. Please file your loan agreement with Mr. Angulo, dated August 31, 2018, as an exhibit. See Item 601 of Regulation S-K.

Response:

The loan agreement with Mr. Angulo is filed as an Exhibit 10.1 to the Amendment 1 to the Registration Statement.

General

11. This registration statement contemplates a primary offering of your common stock, while the legality opinion, filed as Exhibit 5.1, opines on a resale offering. Please revise your filing or include a revised legality opinion so that the legality opinion covers the same transaction as the registration statement.

Response:

The legal opinion was revised by our attorney in order to cover the same transaction as the registration statement. The updated opinion filed as an Exhibit 5.1 to the Amendment 1 to the Registration Statement.

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company has not had any communications to potential investors as of the date of this letter. The according provision was added to the cover page of the Amendment 1.

TOFLA MEGALINE

By:	/s/ Rodolfo Guerrero Angulo
Rodolfo Guerrero Angulo
President, Treasurer, Secretary and Director